

Mail Stop 3561

October 27, 2017

Walter Uihlein
Chief Executive Officer
Acushnet Holdings Corp.
333 Bridge Street
Fairhaven, MA 02719

      Re: Acushnet Holdings Corp.
             Draft Registration Statement on Form S-1
             Submitted October 20, 2017
             CIK No. 0001672013

Dear Mr. Uihlein:

      This is to advise you that we do not intend to review your registration statement.

      We request that you publicly file your registration statement no later than 48 hours prior to the requested effective date and time. Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Sonia Bednarowski at (202) 551-3666 with any questions.

                              Sincerely,

                              /s/ Justin Dobbie

                              Justin Dobbie
                              Legal Branch Chief
                              Office of Transportation and Leisure

cc: Roxane F. Reardon, Esq.
        Simpson Thacher & Bartlett LLP